UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to _____

Commission File Number 001-13533

THE NOVASTAR FINANCIAL, INC. 401(k) PLAN

(Full title of the plan)

NOVASTAR FINANCIAL, INC.

8140 Ward Parkway, Suite 300

Kansas City, MO 64114

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

NovaStar Financial, Inc. 401(k) Plan

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULES	9

Form 5500, Schedule H, Part VI, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2006	10

NOTE:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of

the NovaStar Financial, Inc. 401(k) Plan

Kansas City, MO

We have audited the accompanying statements of net assets available for benefits of NovaStar Financial, Inc. 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans for the years ended December 31, 2006 and 2005.

/s/ Deloitte & Touche LLP

Kansas City, MO

June 28, 2007

NOVASTAR FINANCIAL, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS:
Investments – at fair value – participant-directed investments (Note 3)	$36,547,267	$32,096,688
RECEIVABLES:
Employer contributions receivable		1,172,957
Participant contributions receivable	110,436	183,873

Net assets available for benefits – at fair value	36,657,703	33,453,518

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(31,922)	(84,697)

NET ASSETS AVAILABLE FOR BENEFITS	$36,625,781	$33,368,821

See notes to financial statements.

NOVASTAR FINANCIAL, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

ADDITIONS
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$1,911,699	$(3,119,417)
Interest and dividends	1,905,189	1,368,891

Total investment income (loss)	3,816,888	(1,750,526)

Other additions:
Employer contributions		1,172,957
Participant contributions	4,897,494	5,420,708
Rollover contributions	278,241	849,529

Total additions	8,992,623	5,692,668

DEDUCTIONS
Benefits paid to participants	5,685,200	6,770,000
Administrative expenses	50,463	53,890

Total deductions	5,735,663	6,823,890

NET INCREASE (DECREASE)	3,256,960	(1,131,222)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	33,368,821	34,500,043

End of year	$36,625,781	$33,368,821

See notes to financial statements.

NOVASTAR FINANCIAL, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information only. Participants should refer to the Plan Document for more complete information.

General — The NovaStar Financial, Inc. 401(k) Plan (the “Plan”) is a defined contribution plan established January 1, 1997, for eligible employees of NovaStar Financial, Inc. (the “Company”), its wholly owned subsidiaries, and its affiliates (collectively, the “Companies”). Charles Schwab Corporate Services serves as the trustee of the Plan. Reliance Trust Company served as the trustee of the Plan in 2005 and up to October 2006. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Employees of the Companies may participate in the Plan upon completion of three months of service. In addition, eligible employees must be 21 years old to enter the Plan.

Participants may elect to contribute up to the lesser of $15,000 and $14,000 in 2006 and 2005, respectively, or up to 50% of their compensation received during the Plan year. In addition all employees who are eligible to make salary deferrals under this plan and who are age 50 or will attain age 50 before the close of the Plan year shall be eligible to make catch-up contributions in accordance with the Plan Document. The Companies may elect to match a certain percentage of participants’ contributions. The Companies may also elect to make a discretionary contribution which is allocated to participants based on each participant’s compensation. The Companies’ contributions are limited to amounts that are allowable as a deduction for federal income tax purposes. The Companies made a matching contribution of $804,399 and $1,172,957 for the fiscal years ended December 31, 2006 and 2005, respectively. The 2006 contribution was funded during 2007 using forfeited balances. For the Plan years ended December 31, 2006 and 2005, the Companies did not make a matching contribution to highly compensated employees or certain employees of a subsidiary, as provided under the Plan Document.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Companies’ matching contribution, if any, and allocations of (a) the Companies’ discretionary contributions and (b) Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined.

Investment Options — Upon enrollment in the Plan, a participant may direct the employee and Companies’ contributions to the various funds offered by the Plan. Participants may transfer on a daily basis between investment options in 5% increments.

Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Companies’ matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after four years of credited service.

Years of Service	Vested (and Nonforfeitable) Percentage of Company Contributions

Less than one year	0%
One year but less than two	25
Two years but less than three	50
Three years but less than four	75
Four years or more	100

Participants’ Loans — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The minimum that may be borrowed is $500. The loans are secured by the balance in the participant’s account and bear interest equal to the prime rate (as published in The Wall Street Journal) plus 1% at the time the loan is originated.

Benefits — Plan participants who leave the Companies as a result of termination, retirement, or permanent disability may receive the entire amount of their vested account in one lump sum. If a participant dies, his or her designated beneficiary will receive the benefit. If the vested balance is less than $5,000, the participant will receive a lump-sum distribution of his or her account.

Forfeited Accounts — Forfeited balances of terminated participants’ nonvested accounts are used to first pay administrative costs of the Plan, then any remaining forfeited amounts are used to reduce future Companies’ contributions. At December 31, 2006 and 2005, forfeited nonvested accounts totaled $745,932 and $497,015, respectively. During the year ended December 31, 2006, forfeitures of $39,912 were used to pay Plan expenses and Companies’ matching contributions were reduced by $804,399 from forfeited nonvested accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefit and the changes therein and disclosure of contingent assets and liabilities. Actual results could differ from estimates. The Plan has disclosed in the financial statements all estimates where it is reasonably possible that the estimate will change in the near term and the effect of the change could be material to the financial statements.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. The fair value of the NovaStar Financial, Inc. common stock unitized fund is based on the unit values of the fund as determined by the trustee of the fund. Shares of mutual funds are stated at fair value based on quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common collective trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances.

The Schwab Stable Value Fund (“Fund”) is a stable value fund that is a commingled pool of the Charles Schwab Trust Company for Employee Benefit Plans. The Fund invests primarily in investment contracts issued by insurance companies, banks and other financial institutions, and other instruments authorized by the declaration. Some alternative investment contracts are managed on an evergreen, or constant duration, basis. An evergreen contract has no predetermined maturity and the asset portfolio is managed to a target duration. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Individual participant accounts for the NovaStar Financial, Inc. common stock unitized fund, the Great West Guaranteed Investment Contract, the MetLife Guaranteed Investment Contract, and the Schwab Stable Value Fund are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the funds, but do have an interest therein represented by units valued daily. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Valuation of Investments (Investment Contracts) — The fair value of the Plan’s investment contracts with Great West Insurance Company and MetLife Insurance Company are determined by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Adoption of New Accounting Guidance — The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts and common/collective trust funds with underlying investments in investment contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Administrative Expenses — Administrative expenses are paid by the Plan or the Companies’ as provided by the Plan Document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

3.	INVESTMENTS

At December 31, 2006 and 2005, the Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits are as follows:

	2006	2005

Investments at fair value:
NovaStar Financial, Inc. common stock unitized fund	$6,381,809	$7,182,507
Mutual funds:
MFS Value Fund	2,729,207
Oppenheimer Global Fund	2,704,827	1,859,541
Lord Abbett Mid Cap Value Fund	2,235,492
Oakmark Select Fund		1,759,457
BlackRock Global Resources Portfolio		1,723,732
American Balanced Fund		1,788,481

Investments at contract value:
Guaranteed Investment Contract—Great West	3,163,215
Guaranteed Investment Contract—Met Life		3,017,308

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $1,911,699 and $(3,119,417), respectively, as follows:

	2006	2005

Mutual funds	$843,135	$594,720
NovaStar Financial, Inc. common stock unitized fund	987,446	(3,714,137)
Guaranteed Investment Contract	80,596
Common/Collective trust fund	522

Total	$1,911,699	$(3,119,417)

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANIES

The Plan has fully benefit-responsive investment contracts with Great West Insurance Company (“Great West”) (commencing October 9, 2006) and MetLife Insurance Company (“MetLife”) (for the period January 1, 2005 to October 8, 2006). Great West and MetLife maintain the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by Great West and MetLife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contracts have certain restrictions that impact the ability to collect the full contract value. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. Great West and MetLife may not terminate the contracts at any amount less than contract value.

Great West and MetLife are contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 3%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the contracts will track current market yields on a trailing basis.

	2006	2005

Average yields:
Based on annualized earnings (1)	4.11%	4.20%
Based on interest rate credited to participants (2)	4.23	4.20

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.
5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include a unitized fund that invests in the Company’s common stock, guaranteed investment contract with MetLife and a commingled trust with Schwab. The Company is the sponsor of the Plan, Schwab is the trustee of the Plan from October 9, 2006 to December 31, 2006, and MetLife was the recordkeeper of the Plan for the period January 1, 2005 to October 8, 2006; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

The Company stock fund is made up of shares of Company common stock and shares of a money market fund. As of December 31, 2006 and 2005, the Company stock fund included 104,470 and 234,320 shares, respectively, of Company common stock with a market value of $6,040,791 and $6,586,735, respectively, and 341,018 and 595,772 shares, respectively, in a money market fund with a market value of $341,018 and $595,722, respectively, for a total fund fair value of $6,381,809 and $7,182,507, respectively.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their Companies’ contributions.

7.	FEDERAL INCOME TAXES

The Plan obtained its latest determination letter on April 14, 2003, in which the Internal Revenue Service stated that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (IRC). The Companies and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	REPURCHASE OF STOCK

During the 12-month period ended January 20, 2006, up to approximately 23,000 shares of Company common stock under the Plan may have been sold in a manner that may not have complied with the registration requirements of applicable securities laws. As a result, the Company initiated offers to rescind the purchase of these shares on January 20, 2006. The Company repurchased 408 shares of its common stock for $18,971 (based on the closing price of the common stock on March 31, 2006) from eligible investors who accepted the rescission offers as of March 31, 2006, the date the rescission offers expired.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

As of December 31, 2006, a reconciliation of net assets available for benefits and net increase in net assets available for benefits per the financial statements to the Form 5500 is as follows:

Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$36,625,781
Adjustment from contract value to fair value for fully benefit-responsive investment contracts (a)	7,677

Net assets available for benefits per the Form 5500 – at fair value	$36,633,458

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$3,256,960
Adjustment from contract value to fair value for fully benefit-responsive investment contracts (a)	7,677

Net increase in assets available for benefits	$3,264,637

(a)	This adjustment relates only to the Schwab Stable Value Fund.

SUPPLEMENTAL SCHEDULE

NOVASTAR FINANCIAL, INC. 401(k) PLAN

FORM 5500, SCHEDULE H, PART VI, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower, or Similar Party	Description of Investment	Current Value

	Guaranteed Investment Contract–Great West	GIC (3,187,461 units)	$3,163,215
	PIMCO Real Return Bond Fund	Registered Investment Company (80,692 shares)	859,366
*	Schwab S&P 500 Index Fund	Registered Investment Company (77,599 shares)	1,694,770
	William Blair Small Cap Growth Fund	Registered Investment Company (3,054 shares)	77,592
	Columbia Small Cap Index	Registered Investment Company (78,551 shares)	1,718,692
	American Funds Europacific Growth Fund	Registered Investment Company (8,974 shares)	411,911
	Harbor International Fund	Registered Investment Company (9,361 shares)	576,457
	American Century Ultra Fund	Registered Investment Company (32,300 shares)	860,800
	Seligman Target Fund Core	Registered Investment Company (4,081 shares)	32,241
	Seligman Target Fund 2015	Registered Investment Company (375 shares)	3,138
	Seligman Target Fund 2025	Registered Investment Company (1,931 shares)	16,453
	Calvert Income Fund	Registered Investment Company (71,888 shares)	1,205,558
	Lord Abbott Mid Cap Value Fund	Registered Investment Company (99,799 shares)	2,235,492
	Dreyfus Premier Technology Growth Fund	Registered Investment Company (6,131 shares)	151,875
	Alger Mid Cap Growth Fund	Registered Investment Company (101,180 shares)	1,712,982
	MFS Value Fund	Registered Investment Company (101,950 shares)	2,729,207
	Loomis Sayles Bond Fund	Registered Investment Company (93,288 shares)	1,327,495
	Oppenheimer Global Fund	Registered Investment Company (36,795 shares)	2,704,827
	BlackRock Global Resources Portfolio	Registered Investment Company (30,215 shares)	1,550,654
	Evergreen Special Values Fund	Registered Investment Company (56,990 shares)	1,559,813
	Pioneer High Yield Fund	Registered Investment Company (31,114 shares)	336,651
*	Schwab Stable Value Fund	Common/Collective Trust Fund (59,151 units)	977,983
	American Growth Fund of America	Registered Investment Company (52,683 shares)	1,709,556
	American Fundamental Investors Fund	Registered Investment Company (42,244 shares)	1,688,912
*	NovaStar Financial, Inc. common stock unitized fund	Stock Fund (104,089 units)	6,381,809
*	Participant loans	Various participants with varying maturities and interest rates at The Wall Street Journal Prime plus 1% (5.5% to 10.50%)	835,573

	Total investments		$36,523,022

*	Represents party-in-interest to the Plan.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE NOVASTAR FINANCIAL, INC. 401(k) PLAN

DATE: June 29, 2007	/s/ Gregory S. Metz
Gregory S. Metz
Chief Financial Officer